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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Preferred Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3284 Northside Parkway, NW Suite 150
(No. and Street)

Atlanta	**GA**	**30327**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Smith **855-330-6594**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Colson & Company, P.C.
(Name – *if individual, state last, first, middle name*)

600 Galleria Parkway SE, Suite 600	**Atlanta**	**GA**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, **Jeffery Smith**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Preferred Capital Securities, LLC**, as of **December 31**, 20 **19**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laurie Harris
My Commission Expires
Notary
Public
October 10, 2021
Douglas County, Georgia

Laurie Harris
Notary Public

Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CAPITAL SECURITIES, LLC

**STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2019

Preferred Capital Securities, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

Financial Statement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Preferred Capital Securities, LLC
Atlanta, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Preferred Capital Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Preferred Capital Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Preferred Capital Securities, LLC's management. Our responsibility is to express an opinion on Preferred Capital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Preferred Capital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moore, Colson + Company, P.C.

We have served as Preferred Capital Securities, LLC's auditor since 2015.

Atlanta, Georgia
February 21, 2020

600 galleria parkway se
suite 600
atlanta, georgia 30339
p 770.989.0028
f 770.989.0201
MooreColson.com

member of **PrimeGlobal** | *An Association of Independent Accounting Firms*

Preferred Capital Securities, LLC

Statement of Financial Condition
December 31, 2019

Assets:		
Cash and cash equivalents	$	2,291,691
Accounts receivable		15,831
Due from related parties		3,567,766
Furniture, fixtures and equipment, net of accumulated depreciation of $303,475		367,176
Right-of-use assets, net of accumulated amortization of $10,045		15,871
Clearing deposit		50,000
Prepaid expenses and other assets		219,834
Total assets	$	6,528,169
Liabilities:		
Accounts payable and accrued expenses	$	1,158,089
Due to related party		51,188
Other liabilities		15,871
Total liabilities		1,225,148
Member's equity		5,303,021
Total liabilities and member's equity	$	6,528,169

See accompanying notes to financial statement.

Notes to Statement of Financial Condition
December 31, 2019

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Preferred Capital Securities, LLC (the Company) is a Georgia limited liability company that was formed on September 17, 2013, with minimal operations until February 2, 2015 (date approved for membership by the Financial Industry Regulatory Authority (FINRA)). The Company was a wholly owned subsidiary of Nell Partners, Inc. until January 9, 2018, at which time Cherokee Rose Investments, LLC (the Parent) became the sole member of the Company. Cherokee Rose Investments, LLC and the Company's former parent, Nell Partners, Inc., share common ownership. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of FINRA. The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling of security offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Basis of Presentation

The financial statement is presented on the accrual basis of accounting and is prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company holds a substantial amount of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). The Company maintains cash and cash equivalents in accounts with financial institutions that from time to time exceed the FDIC insured limit. At December 31, 2019, the Company's uninsured cash balances totaled $2,267,645. The Company places its cash and cash equivalents with high-credit-quality institutions and minimizes its credit risk with formal credit policies and monitoring procedures.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Fixtures and Equipment, Net

Furniture, fixtures and equipment, net is stated at cost. Depreciation for financial reporting purposes is based on the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Clearing Deposit

The Company is required to maintain a minimum balance of $50,000 with its clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of prepaid insurance, prepaid FINRA licensing fees, prepaid broker-dealer sponsorships and prepaid lodging for advisor education meetings.

Lease Accounting

In February 2016, the FASB issued new guidance related to the accounting for leases (ASU 2016-02). The new guidance and subsequent amendments require the recognition of assets and liabilities on the balance sheet related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. The Company adopted this guidance as of January 1, 2019 using the modified retrospective approach. On the adoption date, the Company recognized right-of-use assets ("ROU assets") and lease liabilities of $25,916, respectively, in "Right-of-use assets, net" and "Other liabilities" on the Statement of Financial Condition. The ROU assets and lease liabilities were related to operating leases. The impact of the adoption on the Company's regulatory capital measures was insignificant. See Note 5 for further information.

Income Taxes

The Company is a limited liability company, and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through and are reported by the Parent on its respective tax return. Therefore, no provision for income taxes has been made in the accompanying financial statement.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by relevant taxing authorities. The Company has analyzed its tax positions taken and has concluded that as of December 31, 2019 there are no uncertain tax positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Company and its Parent are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cash Flow Information

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 - FURNITURE, FIXTURES AND EQUIPMENT, NET

Furniture, fixtures and equipment, net consists of the following at December 31, 2019:

Furniture and fixtures	$ 313,169
Computer hardware	252,705
Computer software	22,000
Office equipment	82,777
Less accumulated depreciation	(303,475)
Furniture, fixtures and equipment, net	$ 367,176

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires a) the maintenance of minimum net capital and b) that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,132,414, which was $1,051,796 in excess of its required net capital of $80,618. The Company's aggregate indebtedness ratio was 106.79%.

Preferred Capital Securities, LLC

Notes to Statement of Financial Condition
December 31, 2019

NOTE 4 - RELATED PARTY TRANSACTIONS

Expense Sharing Agreement

The Company has an expense sharing agreement with an affiliate under common ownership which is updated annually. Under the agreement, the Company reimburses the affiliate for office rent, utilities, office equipment, phone costs and other miscellaneous reimbursable expenses. The Company also reimburses the affiliate for accounting, legal, and human resource services. As of December 31, 2019, shared expenses of $51,188 are payable and included in Due to related party in the Statement of Financial Condition.

Offering Costs

Offering costs paid by the Company are reimbursed by the issuer of the security offering, who is an affiliate. Offering costs paid by the Company include personnel costs, clearing fees, due diligence costs, advertising and sales costs, and issuer travel and entertainment. The personnel costs reimbursed by the issuer are determined using an allocation of time spent on the offering per employee, as agreed upon by the Company and the issuer. As of December 31, 2019, offering costs reimbursements of $17,251 are receivable and included in Due from related parties in the Statement of Financial Condition. Subsequent to December 31, 2019, this receivable was collected in full (Note 9).

Reimbursable Expenses

The Company reimburses an affiliate for routine operational expenses paid on behalf of the Company.

NOTE 5 - LEASES

The Company has operating leases for office equipment and determines if an arrangement is a lease at inception. If the arrangement is determined to be a lease, the Company determines the appropriate lease classification and recognizes a ROU asset and a corresponding lease liability on its balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company has elected the practical expedient, where leases with an initial term of 12 months or less are not recorded as a ROU asset or lease liability. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the value of lease payments over the lease term. As of December 31, 2019, ROU assets and lease liabilities of $15,871 are included in Right-of-use assets, net and Other liabilities in the Statement of Financial Condition, respectively.

NOTE 5 – LEASES (Continued)

Maturities of lease liabilities as of December 31, 2019 are as follows:

2020	$	8,240
2021		7,044
2022		587
Lease liabilities	$	15,871

NOTE 6 - CONCENTRATIONS

The Company's distribution fee revenues were earned under three wholesaling agreements as the exclusive dealer manager in which the Company marketed and assisted with the offering and sale of securities of an affiliate.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the normal course of operations, the Company may become involved with claims and disputes, and is subject to periodic examinations by regulatory agencies. At December 31, 2019, the Company does not believe there are any claims, disputes, or examinations that would have a material effect on the Company's financial position.

NOTE 8 – GOING CONCERN

During the year ended December 31, 2019, the Company's operating deficit was funded by capital contributions from the Parent. The Company is taking several measures to improve its performance. During the latter half of 2019 and the beginning of 2020, the Company secured several new contracts with new and existing clients, some of which contain more favorable terms than the Company's prior contracts. In addition, the Company has increased its cash reserves. In January 2020, the Company collected $3,550,000 of issuer service fees due from an affiliate at December 31, 2019 and received a $250,000 capital contribution from its Parent. Having considered this information, management believes the Company possesses sufficient cash reserves to support its operations through February 21, 2021 as it continues to implement its performance improvement measures. Accordingly, management continues to use the going concern basis in preparing the Company's financial statement, which assumes the Company will continue in operation for a period of twelve months following the date this financial statement is available for issuance.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2020, the date the Statement of Financial Condition was available for issuance. Management has concluded that there were no significant events requiring recognition and/or disclosure in the financial statement, except for the following:

On January 7, 2020, the Parent made a capital contribution of $250,000.

On January 13, 2020, offering costs of $17,251, included in Due from related parties, were received in full.

On January 23, 2020, issuer service fees of $3,550,000, included in Due from related parties, were received in full.